UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 1)

(Rule 13E-100)

RULE 13e-3 TRANSACTION STATEMENT

UNDER SECTION 13(e) OF

THE SECURITIES EXCHANGE ACT OF 1934

WEBER INC.

(Name of the Issuer)

Weber Inc.

BDT Capital Partners, LLC

Ribeye Parent, LLC

Ribeye Merger Sub, Inc.

BDT WSP Holdings, LLC

BDT Capital Partners I-A Holdings, LLC

BDTCP GP I, LLC

BDT Capital Partners Fund 3, L.P.

BDT Capital Partners Fund 3 (TE), L.P.

BDT Capital Partners Fund 3 (Del), L.P.

BDT Capital Partners Fund 3 (Lux) SCSp

BDTCP GP 3, L.P.

BDTCP 3-A (DEL), LLC

BDTCP GP 3-A, L.P.

BDTCP GP 3-A (Lux) S.à r.l.

BDTCP GP 3, Co.

BDT Partners, LLC

BDT & MSD Holdings, L.P.

BDTP GP, LLC

Byron D. Trott

(Names of Persons Filing Statement)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

94770D102

(CUSIP Number of Class of Securities)

Alan Matula Weber Inc. 1415 S. Roselle Road Palatine, Illinois (847) 934-5700	Byron Trott c/o BDT Capital Partners, LLC 401 N. Michigan Avenue, Suite 3100 Chicago, Illinois 60611 (312) 660-7300

Mary Ann Todd

BDT Capital Partners, LLC

BDT WSP Holdings, LLC

BDT Capital Partners I-A Holdings, LLC

BDTCP GP I, LLC

BDT Capital Partners Fund 3, L.P.

BDT Capital Partners Fund 3 (TE), L.P.

BDT Capital Partners Fund 3 (Del), L.P.

BDT Capital Partners Fund 3 (Lux) SCSp

BDTCP GP 3, L.P.

BDTCP 3-A (DEL), LLC

BDTCP GP 3-A, L.P.

BDTCP GP 3-A (Lux) S.à r.l.

BDTCP GP 3, Co.

BDT Partners, LLC

BDT & MSD Holdings, L.P.

BDTP GP, LLC

401 N. Michigan Avenue, Suite 3100

Chicago, Illinois 60611

(312) 660-7300

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Melissa Sawyer Matthew B. Goodman Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004	Marc O. Williams Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	David Perkins Aaron Gruber Maurio Fiore Cravath, Swaine & Moore LLP 825 8th Avenue New York, NY 10019

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THIS TRANSACTION, PASSED ON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A (§§ 240.14a-1 through 240.14b-2), Regulation 14C (§§ 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§ 240.13e-3(c)) under the Securities Exchange Act of 1934 (the “Exchange Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

INTRODUCTION

This Amendment No. 1 (“Amendment No. 1”) to the Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (as amended hereby, this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Exchange Act, by (a) Weber Inc., a Delaware corporation (“Weber” or the “Company”), the issuer of the shares of Class A common stock, par value $0.001 per share (the “Class A Shares”), and Class B common stock, par value $0.00001 per share (the “Class B Shares” and, together with the Class A Shares, the “Common Shares”), of Weber that are the subject of the Rule 13e-3 transaction; (b) Ribeye Parent, LLC, a Delaware limited liability company (“Parent”); (c) Ribeye Merger Sub, Inc., a Delaware corporation (“Merger Sub”); and (d) BDT Capital Partners, LLC, BDT WSP Holdings, LLC, BDT Capital Partners I-A Holdings, LLC, BDTCP GP I, LLC, BDT Capital Partners Fund 3, L.P., BDT Capital Partners Fund 3 (TE), L.P., BDT Capital Partners Fund 3 (Del), L.P., BDT Capital Partners Fund 3 (Lux) SCSp, BDTCP GP 3, L.P., BDTCP 3-A (DEL), LLC, BDTCP GP 3-A, L.P., BDTCP GP 3-A (Lux) S.à r.l., BDTCP GP 3, Co., BDT Partners, LLC, BDT & MSD Holdings, L.P., BDTP GP, LLC and Byron D. Trott (collectively, together with Parent and Merger Sub, the “BDT Entities”). Collectively, the persons filing this Transaction Statement are referred to as the “filing persons.”

This Transaction Statement relates to the Agreement and Plan of Merger, dated December 11, 2022 (the “Merger Agreement”), by and among Weber, Parent and Merger Sub. The Merger Agreement provides that Merger Sub will merge with and into Weber, with Weber continuing as the surviving corporation (the “Surviving Corporation”) and becoming a subsidiary of Parent (the “Merger”). In connection with the Merger Agreement, BDT Capital Partners Fund 3, L.P., BDT Capital Partners Fund 3 (TE), L.P., BDT Capital Partners Fund 3 (DEL), L.P. and BDT Capital Partners Fund 3 (Lux) SCSp (the “BDT Fund 3 Parties”) have entered into an equity commitment letter (the “Equity Commitment Letter”) with Weber with respect to Parent’s obligation to pay the aggregate Merger Consideration (as defined below) at the consummation of the Merger and other amounts required to be paid by Parent in connection with the consummation of the Merger, subject to the terms of the Merger Agreement and the Equity Commitment Letter.

Concurrently with the execution of the Merger Agreement on December 11, 2022, and as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into the Merger Agreement, Weber amended the Tax Receivable Agreement (the “Tax Receivable Agreement”), dated August 9, 2021, by and among Weber, Weber HoldCo, LLC (“HoldCo”) and certain other parties set forth therein. As amended, the Tax Receivable Agreement will automatically terminate in full without any payment, including any Tax Benefit Payment or Early Termination Payment (each as defined in the Tax Receivable Agreement) upon the consummation of the Merger, and none of the Transactions, including the Merger, will constitute a Change of Control (as defined in the Tax Receivable Agreement). In addition, on December 11, 2022, certain affiliates of the BDT Entities amended the Limited Liability Company Agreement of HoldCo (the “HoldCo LLC Agreement”). As amended, holders of Class B Shares and paired units of HoldCo had the right to participate in the Merger by delivering a notice of participation on or prior to January 28, 2023, 11 days after the Company filed the preliminary Information Statement with the SEC. Such right was in lieu of any right such holders had to participate in the Merger pursuant to Section 10.05(a) of the HoldCo LLC Agreement or otherwise redeem units of HoldCo during the period between the execution of the Merger Agreement and the consummation of the Merger.

Concurrently with the execution of the Merger Agreement on December 11, 2022, Weber-Stephen Products LLC (“Weber-Stephen”) and Parent entered into a $350 million loan agreement providing for (i) an unsecured committed revolving loan facility provided by Parent in an aggregate principal amount equal to $230 million (the “Revolving Credit Facility”) and (ii) a committed delayed draw term loan facility provided by Parent in an aggregate principal amount equal to $120 million (the “Term Facility” and, together with the Revolving Credit Facility, the “Facilities”). Each of the Facilities will mature on December 31, 2023. Loans made under the Facilities bear interest at a fixed annual rate equal to 15.0%. Interest and certain fees are payable (at Weber-Stephen’s election) in cash or “in kind”. Also on December 11, 2022, Weber-Stephen and certain affiliates of the BDT Entities entered into an amendment to a $61.2 million term loan credit agreement to extend the maturity date of the loans made thereunder from January 29, 2026, to January 29, 2028.

Upon the consummation of the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, each Class A Share issued and outstanding immediately prior to the Effective Time (other than (i) Class A Shares held by BDT Capital Partners I-A Holdings, LLC and BDT WSP Holdings, LLC (the “Holdings Shares”), (ii) any Common Shares canceled pursuant to the Merger Agreement and (iii) each Class A Share and each Class B Share for which the holder thereof is not a Specified Holder and is entitled to and properly demands appraisal pursuant to the DGCL, and does not withdraw or otherwise lose the right to appraisal pursuant to the DGCL (such Common Shares, the “Dissenting Shares”)) will be converted into the right to receive an amount in cash equal to $8.05 per Class A Share, without interest (the “Merger Consideration”). Each Holdings Share that is issued and outstanding immediately prior to the Effective Time and all of the issued and outstanding Class B Shares (other than any Class B Shares canceled pursuant to the Merger Agreement and any applicable Dissenting Shares), as of the Effective Time, will be converted into an equal number of Class A Shares and Class B Shares, respectively, of the Surviving Corporation and remain outstanding. Treatment of outstanding equity plan awards under Weber’s equity incentive plans and award agreements is described in greater detail in the Information Statement (defined below) under “The Merger Agreement—Consideration to be Received in the Merger.” Further, following consummation of the Merger, the Class A Shares will cease to be listed on the New York Stock Exchange and registration of the Class A Shares under the Exchange Act will be terminated.

The board of directors of Weber (the “Board”) (acting in reliance upon the unanimous recommendation of a special committee of the Board, comprised solely of independent and disinterested directors (the “Special Committee”)) (i) determined that the Merger Agreement and the transactions contemplated thereby (the “Transactions”) including the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, are advisable, fair to, and in the best interests of Weber and its stockholders, excluding Byron D. Trott, BDT Capital Partners I-A Holdings, LLC, BDT WSP Holdings, LLC and BDT Family Holdings, LLC (the “Specified Holders”) or any of their respective affiliates, (ii) approved the Merger Agreement, the execution and delivery by Weber of the Merger Agreement, the performance by Weber of its obligations contained therein and the consummation of the Transactions, including the Merger, on the terms and subject to the conditions contained in the Merger Agreement and (iii) resolved to recommend adoption and approval of the Merger Agreement and the Transactions, including the Merger, to Weber’s stockholders in accordance with the DGCL.

Concurrently with the filing of this Transaction Statement, Weber is filing a notice of written consent and appraisal rights and information statement (the “Information Statement”) under Section 14(c) of the Exchange Act. A copy of the Information Statement is attached hereto as Exhibit (a)(1) and a copy of the Merger Agreement is attached as Annex A to the Information Statement. In accordance with Section 228 and Section 251 of the DGCL, Weber’s Amended and Restated Certificate of Incorporation, dated August 5, 2021, Weber’s Amended and Restated Bylaws, dated August 5, 2021, and the Stockholders Agreement, dated August 9, 2021, by and among Weber, HoldCo and certain other parties set forth therein, the adoption of the Merger Agreement and the approval of the Merger and the other Transactions required the affirmative vote or written consent, by stockholders of Weber holding (i) a majority of the Class A Shares outstanding, (ii) a majority of (A) the Class B Shares outstanding and (B) the Class B Shares held by the stockholders party to the Stockholders Agreement, and (iii) a majority of the Common Shares outstanding (the “Required Stockholder Approval”). On December 11, 2022, the Specified Holders, which on such date beneficially held (i) a majority of the Class A Shares outstanding, (ii) a majority of (A) the Class B Shares outstanding and (B) the Class B Shares held by the stockholders party to the Stockholders Agreement, and (iii) a majority of the Common Shares outstanding, executed and delivered to Weber a written consent adopting the Merger Agreement and approving the Merger (the “Written Consent”), thereby providing the Required Stockholder Approval for the Merger.

Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Information Statement, including all annexes thereto, is expressly incorporated herein by reference in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Information Statement and the annexes thereto. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Information Statement of the information required to be included in response to the items of Schedule 13E-3.

All information contained in this Transaction Statement concerning any of the filing persons has been provided by such filing person and no filing person has produced any disclosure with respect to any other filing persons.

ITEM 1. SUMMARY TERM SHEET

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

ITEM 2. SUBJECT COMPANY INFORMATION

(a) Name and Address. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“The Parties to the Merger Agreement”

(b) Securities. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“Market Information, Dividends and Certain Transactions in the Class A Shares”

(c) Trading Market and Price. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Market Information, Dividends and Certain Transactions in the Class A Shares”

(d) Dividends. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Market Information, Dividends and Certain Transactions in the Class A Shares”

(e) Prior Public Offerings. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Market Information, Dividends and Certain Transactions in the Class A Shares”

(f) Prior Stock Purchases. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Market Information, Dividends and Certain Transactions in the Class A Shares”

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSONS

(a)–(c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“The Parties to the Merger Agreement”

“Directors, Executive Officers and Controlling Persons of the Company”

“Where You Can Find More Information”

ITEM 4. TERMS OF THE TRANSACTION

(a)(1) Material Terms – Tender Offers. Not applicable.

(a)(2) Material Terms – Merger or Similar Transactions. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“The Special Factors – Background of the Merger”

“The Special Factors – Recommendation of the Board; Reasons for the Merger”

“The Special Factors – Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board”

“The Special Factors – Required Stockholder Approval for the Merger”

“The Special Factors – Opinion of Centerview”

“The Special Factors – Certain Company Financial Forecasts”

“The Special Factors – Position of the Company on the Fairness of the Merger”

“The Special Factors – Position of the BDT Entities in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the Company in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the BDT Entities in Connection with the Merger”

“The Special Factors – Accounting Treatment”

“The Special Factors – Interests of Our Directors and Executive Officers in the Merger”

“The Special Factors – Delisting and Deregistration of Class A Shares”

“The Special Factors – Material United States Federal Income Tax Consequences of the Merger”

“The Merger Agreement”

“Annex A: The Merger Agreement”

“Annex B: Opinion of Centerview”

“Annex D: HSR Waiver Letter”

(c) Different Terms. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“The Special Factors – Interests of Our Directors and Executive Officers in the Merger”

“The Merger Agreement – Consideration to be Received in the Merger”

(d) Appraisal Rights. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary – Appraisal Rights”

“Questions and Answers about the Merger”

“The Merger Agreement – Dissenting Shares”

“Appraisal Rights”

“Annex E: Section 262 of the Delaware General Corporation Law”

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“Appraisal Rights”

“The Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board”

“Provisions for Unaffiliated Stockholders”

(f) Eligibility for Listing or Trading. Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a) Transactions. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Market Information, Dividends and Certain Transactions in the Class A Shares”

(b)–(c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“The Special Factors – Background of the Merger”

“The Special Factors – Recommendation of the Board; Reasons for the Merger”

“The Special Factors – Required Stockholder Approval for the Merger”

“The Special Factors – Financing”

“The Special Factors – Position of the Company on the Fairness of the Merger”

“The Special Factors – Position of the BDT Entities in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the Company in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the BDT Entities in Connection with the Merger”

“The Special Factors – Fees and Expenses”

“The Special Factors – Delisting and Deregistration of Class A Shares”

“The Merger Agreement – Form of Merger”

“The Merger Agreement – Consummation and Effectiveness of the Merger”

“The Merger Agreement – Consideration to be Received in the Merger”

“The Merger Agreement – Written Consent; Merger Sub Shareholder Consent”

“Market Information, Dividends and Certain Transactions in the Class A Shares”

“Annex A: The Merger Agreement”

“Annex D: HSR Waiver Letter”

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“The Special Factors – Background of the Merger”

“The Special Factors – Recommendation of the Board; Reasons for the Merger”

“The Special Factors – Required Stockholder Approval for the Merger”

“The Special Factors – Financing”

“The Special Factors – Position of the Company on the Fairness of the Merger”

“The Special Factors – Position of the BDT Entities in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the Company in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the BDT Entities in Connection with the Merger”

“The Special Factors – Interests of Our Directors and Executive Officers in the Merger”

“The Special Factors – Fees and Expenses”

“The Special Factors – Delisting and Deregistration of Class A Shares”

“The Merger Agreement – Form of Merger”

“The Merger Agreement – Consummation and Effectiveness of the Merger”

“The Merger Agreement – Consideration to be Received in the Merger”

“The Merger Agreement – Written Consent; Merger Sub Shareholder Consent”

“The Merger Agreement – Other Covenants and Agreements”

“Market Information, Dividends and Certain Transactions in the Class A Shares”

“Annex A: The Merger Agreement”

“Annex D: HSR Waiver Letter”

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(b) Use of Securities Acquired. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“The Special Factors – Delisting and Deregistration of Class A Shares”

“The Special Factors – Plans for the Company After the Merger”

“The Merger Agreement – Form of Merger”

“The Merger Agreement – Consideration to be Received in the Merger”

(c)(1)–(8) Plans. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“The Special Factors – Background of the Merger”

“The Special Factors – Recommendation of the Board; Reasons for the Merger”

“The Special Factors – Position of the Company on the Fairness of the Merger”

“The Special Factors – Position of the BDT Entities in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the Company in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the BDT Entities in Connection with the Merger”

“The Special Factors – Delisting and Deregistration of Class A Shares”

“The Special Factors – Plans for the Company After the Merger”

“The Special Factors – Fees and Expenses”

“The Special Factors – Interests of Our Directors and Executive Officers in the Merger”

“The Merger Agreement”

“Annex A: The Merger Agreement”

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

(a) Purposes. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“The Special Factors – Background of the Merger”

“The Special Factors – Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board”

“The Special Factors – Position of the Company on the Fairness of the Merger”

“The Special Factors – Purposes and Reasons of the Company in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the BDT Entities in Connection with the Merger”

“The Special Factors – Plans for the Company After the Merger”

(b) Alternatives. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“The Special Factors – Background of the Merger”

“The Special Factors – Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board”

“The Special Factors – Opinion of Centerview”

“The Special Factors – Purposes and Reasons of the Company in Connection with the Merger”

“The Special Factors – Alternatives to the Merger”

(c) Reasons. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“The Special Factors – Background of the Merger”

“The Special Factors – Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board”

“The Special Factors – Position of the Company on the Fairness of the Merger”

“The Special Factors – Purposes and Reasons of the Company in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the BDT Entities in Connection with the Merger”

(d) Effects. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“The Special Factors – Background of the Merger”

“The Special Factors – Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board”

“The Special Factors – Financing”

“The Special Factors – Position of the Company on the Fairness of the Merger”

“The Special Factors – Purposes and Reasons of the Company in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the BDT Entities in Connection with the Merger”

“The Special Factors – Accounting Treatment”

“The Special Factors – Interests of Our Directors and Executive Officers in the Merger”

“The Special Factors – Delisting and Deregistration of Class A Shares”

“The Special Factors – Plans for the Company After the Merger”

“The Special Factors – Material United States Federal Income Tax Consequences of the Merger”

“The Special Factors – Fees and Expenses”

“The Merger Agreement – Form of Merger”

“The Merger Agreement – Consummation and Effectiveness of the Merger”

“The Merger Agreement – Consideration to be Received in the Merger”

“The Merger Agreement – Dissenting Shares”

“The Merger Agreement – Charter; Bylaws”

“The Merger Agreement – Indemnification and Insurance”

“Appraisal Rights”

“Annex A: The Merger Agreement”

“Annex E: Section 262 of the Delaware General Corporation Law”

ITEM 8.	FAIRNESS OF THE TRANSACTION

(a)–(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“The Special Factors – Background of the Merger”

“The Special Factors – Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board”

“The Special Factors – Opinion of Centerview”

“The Special Factors – Position of the Company on the Fairness of the Merger”

“The Special Factors – Position of the BDT Entities in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the Company in Connection with the Merger”

“The Special Factors – Purposes and Reasons of the BDT Entities in Connection with the Merger”

“The Special Factors – Interests of Our Directors and Executive Officers in the Merger”

“Annex B: Opinion of Centerview”

The confidential discussion materials prepared by Centerview Partners LLC and provided to (a) the Special Committee, dated November 1, 2022, November 5, 2022, November 9, 2022, November 21, 2022, November 28, 2022, November 29, 2022, December 5, 2022 and December 10, 2022, are attached hereto as Exhibits (c)(2) through and including (c)(9), and (b) the Board, dated December 11, 2022 are attached hereto as Exhibit (c)(10) and, in each case, are incorporated by reference herein.

(c) Approval of Security Holders. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“The Special Factors – Background of the Merger”

“The Special Factors – Recommendation of the Board; Reasons for the Merger”

“The Special Factors – Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board”

“The Special Factors – Required Stockholder Approval for the Merger”

“The Merger Agreement – Written Consent; Merger Sub Shareholder Consent”

“Annex A: The Merger Agreement”

(d) Unaffiliated Representative. Not applicable.

(e) Approval of Directors. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“The Special Factors – Background of the Merger”

“The Special Factors – Recommendation of the Board; Reasons for the Merger”

“The Special Factors – Position of the Company on the Fairness of the Merger”

“The Special Factors – Position of the BDT Entities in Connection with the Merger”

(f) Other Offers. The information set forth in the Information Statement under the following captions is incorporated by reference:

“Summary”

“The Special Factors – Background of the Merger”

“The Special Factors – Recommendation of the Board; Reasons for the Merger”

“The Special Factors – Position of the Company on the Fairness of the Merger”

“The Special Factors – Position of the BDT Entities in Connection with the Merger”

“The Merger Agreement – No Solicitation; Superior Proposal and Adverse Recommendation Change”

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

(a)–(c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“The Special Factors – Background of the Merger”

“The Special Factors – Recommendation of the Board; Reasons for the Merger”

“The Special Factors – Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board”

“The Special Factors – Opinion of Centerview”

“The Special Factors – Certain Company Financial Forecasts”

“The Special Factors – Position of the Company on the Fairness of the Merger”

“The Special Factors – Position of the BDT Entities in Connection with the Merger”

“Annex B: Opinion of Centerview”

The confidential discussion materials prepared by Centerview Partners LLC and provided to (a) the Special Committee, dated ,November 1, 2022, November 5, 2022, November 9, 2022, November 21, 2022, November 28, 2022, November 29, 2022, December 5, 2022 and December 10, 2022 are attached hereto as Exhibits (c)(2) through and including (c)(9) and (b) the Board, dated December 11, 2022 are attached hereto as Exhibit (c)(10) and, in each case, are incorporated by reference herein.

The reports, opinions or appraisals referenced in this Item 9 are filed herewith or incorporated by reference herein and will be made available for inspection and copying at the principal executive offices of Weber during its regular business hours by any interested holder of Common Stock or representative who has been designated in writing, and copies may be obtained by requesting them in writing from Weber at the email address provided under the caption “Where You Can Find More Information” in the Information Statement, which is incorporated herein by reference.

ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

(a)–(b) Source of Funds; Conditions. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“The Special Factors – Financing”

“The Special Factors – Position of the BDT Entities in Connection with the Merger”

“The Merger Agreement – Consummation and Effectiveness of the Merger”

“The Merger Agreement – Financing of the Merger”

“Annex A – The Merger Agreement”

(c) Expenses. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“The Special Factors – Fees and Expenses”

(d) Borrowed Funds. Not applicable.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a) Securities Ownership. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Directors, Executive Officers and Controlling Persons of the Company”

“Security Ownership of Certain Beneficial Owners and Management”

(b) Securities Transactions. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“The Special Factors – Background of the Merger”

“The Special Factors – Interests of Our Directors and Executive Officers in the Merger”

“The Merger Agreement”

“Market Information, Dividends and Certain Transactions in the Class A Shares”

“Annex A: The Merger Agreement”

ITEM 12. THE SOLICITATION OR RECOMMENDATION

(d) Intent to Tender or Vote in a Going-Private Transaction. Not applicable.

(e) Recommendations of Others. Not applicable.

ITEM 13.	FINANCIAL STATEMENTS

(a) Financial Statements. The audited financial statements set forth in Weber’s Annual Report on Form 10-K for the fiscal year ended September 30, 2022, originally filed on December 14, 2022, are incorporated by reference herein (see pages 65 to 112 therein). The information is set forth in the Information Statement under the following caption is incorporated herein by reference:

“Market Information, Dividends and Certain Transactions in the Class A Shares”

“Where You Can Find More Information”

(b) Pro Forma Information. Not applicable.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a) Solicitations or Recommendations. Not applicable.

(b) Employees and Corporate Assets. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“The Special Factors – Background of the Merger”

“The Special Factors – Recommendation of the Board; Reasons for the Merger”

“The Special Factors – Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board”

“The Special Factors – Opinion of Centerview”

“The Special Factors – Interests of Our Directors and Executive Officers in the Merger”

“The Special Factors – Fees and Expenses”

ITEM 15. ADDITIONAL INFORMATION

(b) Golden Parachute Compensation. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“The Special Factors – Interests of Our Directors and Executive Officers in the Merger”

(c) Other Material Information. The information set forth in the Information Statement, including all annexes thereto, is incorporated herein by reference.

ITEM 16.	EXHIBITS

Exhibit No.	Description

(a)(1)	Definitive Information Statement of Weber Inc. incorporated herein by reference to the Definitive Information Statement on Schedule 14C filed concurrently with the SEC.

(c)(1)	Opinion of Centerview Partners LLC to the Special Committee of the Board of Directors of Weber Inc. dated December 10, 2022, incorporated herein by reference to Annex B to the Definitive Information Statement.

(c)(2)*	Discussion materials prepared by Centerview Partners LLC, dated November 1, 2022, for the Special Committee of the Board of Directors of Weber Inc.

(c)(3)*	Discussion materials prepared by Centerview Partners LLC, dated November 5, 2022, for the Special Committee of the Board of Directors of Weber Inc.

(c)(4)*	Discussion materials prepared by Centerview Partners LLC, dated November 9, 2022, for the Special Committee of the Board of Directors of Weber Inc.

(c)(5)*	Discussion materials prepared by Centerview Partners LLC, dated November 21, 2022, for the Special Committee of the Board of Directors of Weber Inc.

(c)(6)*	Discussion materials prepared by Centerview Partners LLC, dated November 28, 2022, for the Special Committee of the Board of Directors of Weber Inc.

(c)(7)*	Discussion materials prepared by Centerview Partners LLC, dated November 29, 2022, for the Special Committee of the Board of Directors of Weber Inc.

(c)(8)*	Discussion materials prepared by Centerview Partners LLC, dated December 5, 2022, for the Special Committee of the Board of Directors of Weber Inc.

(c)(9)*	Discussion materials prepared by Centerview Partners LLC, dated December 10, 2022, for the Special Committee of the Board of Directors of Weber Inc.

(c)(10)*	Discussion materials prepared by Centerview Partners LLC, dated December 11, 2022, for the Board of Directors of Weber Inc.

(d)(1)	Agreement and Plan of Merger, dated as of December 11, 2022, by and among Weber Inc., Ribeye Parent, LLC and Ribeye Merger Sub, Inc., incorporated herein by reference to Annex A to the Definitive Information Statement.

(d)(2)	HSR Waiver Letter Agreement, dated January 10, 2022, by and among Weber Inc., Ribeye Parent, LLC and Ribeye Merger Sub, Inc., incorporated herein by reference to Annex D to the Definitive Information Statement.

(d)(3)	Equity Commitment Letter, dated December 11, 2022, by and among BDT Capital Partners Fund 3 (DEL), L.P., BDT Capital Partners Fund 3 (Lux) SCSp, BDT Capital Partners Fund 3 (TE), L.P., BDT Capital Partners Fund 3, L.P. and Ribeye Parent, LLC, incorporated herein by reference to the Schedule 13D/A filed by Byron D. Trott on December 12, 2022.

(d)(4)	Loan Agreement, dated November 8, 2022, between Weber-Stephen Products LLC, as borrower, and the lenders party thereto, incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on November 9, 2022

(d)(5)	Amendment No. 1 to Loan Agreement, dated December 11, 2022, between Weber-Stephen Products LLC, as borrower, and the lenders party thereto, incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K filed on December 12, 2022.

(d)(6)	Loan Agreement, dated December 11, 2022, between Weber-Stephen Products LLC, as borrower, and the lenders referred to therein, incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on December 12, 2022.

(d)(7)	Registration Rights Agreement, dated August 9, 2021, by and among Weber Inc. and the persons listed on the signatures pages thereto, incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K filed on August 11, 2021.

(d)(8)	Reorganization Agreement, dated August 9, 2021, by and among Weber Inc. and the persons listed on the signatures pages thereto, incorporated by reference to Exhibit 10.3 to the Company’s Form S-1 filed on July 27, 2021.

(d)(9)	Tax Receivable Agreement, dated August 9, 2021, by and among Weber Inc. and the persons named therein, incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on August 11, 2021.

(d)(10)	Amendment No. 1 to the Tax Receivable Agreement, dated December 11, 2022, by and among Weber Inc. and the persons named therein, incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K filed on December 12, 2022.

(d)(11)	Stockholders Agreement, dated August 9, 2021, by and among Weber Inc. and the persons named therein, incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K filed on August 11, 2021.

(d)(12)	Amended and Restated Limited Liability Company Agreement of Weber Holdco LLC, incorporated by reference to Exhibit 10.4 to the Company’s Form 8-K filed on August 11, 2021.

(d)(13)	First Amendment, dated December 11, 2022, to the Amended and Restated Limited Liability Company Agreement of Weber-Stephen Products LLC, incorporated by reference to Exhibit 10.4 to the Company’s Form 8-K filed on December 12, 2022.

(f)(1)	Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex E to the Definitive Information Statement.

107**	Filing Fee Table

*	Previously filed with the Schedule 13E-3 filed with the SEC on January 17, 2023
**	To be filed herewith

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of January 30, 2023.

WEBER INC.

By: /s/ Alan Matula
Name: Alan Matula
Title: Chief Executive Officer

BDT CAPITAL PARTNERS, LLC

By: /s/ Mary Ann Todd
Name: Mary Ann Todd
Title: Partner & General Counsel

RIBEYE PARENT, LLC

By: /s/ Mary Ann Todd
Name: Mary Ann Todd
Title: General Counsel & Secretary

RIBEYE MERGER SUB, INC.

By: /s/ Mary Ann Todd
Name: Mary Ann Todd
Title: General Counsel & Secretary

BDT WSP HOLDINGS, LLC

By: BDT Capital Partners, LLC
Its: Managing Member

By: /s/ Mary Ann Todd
Name: Mary Ann Todd
Title: Partner & General Counsel

BDT CAPITAL PARTNERS I-A HOLDINGS, LLC

By: /s/ Mary Ann Todd
Name: Mary Ann Todd
Title: Secretary & General Counsel

BDTCP GP I, LLC

By: /s/ Mary Ann Todd
Name: Mary Ann Todd
Title: Secretary & General Counsel

BDT CAPITAL PARTNERS FUND 3, L.P.

By: BDTCP GP 3, L.P.
Its: General Partner

By: BDTCP GP 3, Co.
Its: General Partner

By: /s/ Mary Ann Todd
Name: Mary Ann Todd
Title: Secretary & General Counsel

BDT CAPITAL PARTNERS FUND 3 (TE), L.P.

By: BDTCP GP 3-A, L.P.
Its: General Partner

By: BDTCP GP 3, Co.
Its: General Partner

By: /s/ Mary Ann Todd
Name: Mary Ann Todd
Title: Secretary & General Counsel

BDT CAPITAL PARTNERS FUND 3 (DEL), L.P.

By: BDTCP GP 3-A (DEL), LLC
Its: General Partner

By: BDTCP GP 3-A, L.P.
Its: Sole Member

By: BDTCP GP 3, Co.
Its: General Partner

By: /s/ Mary Ann Todd
Name: Mary Ann Todd
Title: Secretary & General Counsel

BDT CAPITAL PARTNERS FUND 3 (LUX) SCSP

By: BDTCP GP 3-A (Lux) S.à r.l.
Its: General Partner

By: /s/ Cindy Z. Michel
Name: Cindy Z. Michel
Title: Class A Manager

BDTCP GP 3, L.P.

By: BDTCP GP 3, Co.
Its: General Partner

By: /s/ Mary Ann Todd
Name: Mary Ann Todd
Title: Secretary & General Counsel

BDTCP 3-A (DEL), LLC

By: BDTCP GP 3-A, L.P.
Its: Sole Member

By: BDTCP GP 3, Co.
Its: General Partner

By: /s/ Mary Ann Todd
Name: Mary Ann Todd
Title: Secretary & General Counsel

BDTCP GP 3-A, L.P.

By: BDTCP GP 3, Co.
Its: General Partner

By: /s/ Mary Ann Todd
Name: Mary Ann Todd
Title: Secretary & General Counsel

BDTCP GP 3-A (LUX) S.À R.L.

By: /s/ Cindy Z. Michel
Name: Cindy Z. Michel
Title: Class A Manager

BDTCP GP 3, CO.

By: /s/ Mary Ann Todd
Name: Mary Ann Todd
Title: Secretary & General Counsel

BDT PARTNERS, LLC

By: /s/ Mary Ann Todd
Name: Mary Ann Todd
Title: General Counsel & Secretary

BDT & MSD HOLDINGS, L.P.

By: /s/ Mary Ann Todd
Name: Mary Ann Todd
Title: Secretary & General Counsel

BDTP GP, LLC

By: /s/ Mary Ann Todd
Name: Mary Ann Todd
Title: Secretary & General Counsel

BYRON D. TROTT

By: /s/ Byron D. Trott